EXHIBIT 99.1

AMARC‘S DRILLING CONTINUES TO EXPAND THE DUKE DEPOSIT:
SURVEYS UNDERWAY THROUGHOUT THE SURROUNDING DUKE COPPER-GOLD DISTRICT

June 15, 2023 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB:AXREF) is pleased to report all assay results from the Phase 1 core drilling program at its 100% owned DUKE porphyry Cu-Au district (“DUKE District” or “District”) in central British Columbia (“BC”). In total, 24 core drill holes (11,086 m) were efficiently completed in 80 drill days between early December 2022 and mid-March 2023. Two drill rigs focused on further delineating the DUKE Cu-Mo-Ag-Au Deposit, while a third rig tested the shallow overburden covered and robust 4.7 km2 Induced Polarization (“IP”) anomaly that surrounds the DUKE Deposit and is indicative of an expansive mineralized system.

Furthermore, with an early snow melt, crews were back on site in mid-May with a District-wide airborne magnetics survey recently being completed, and ground geological, geophysics, geochemical surveys all underway with over 35 technical and logistics crew members now on-site. These surveys are evaluating 16 prioritized porphyry Cu-Au targets across the DUKE District to define targets for planned winter 2023-2024 drill testing.

Through 2023, $10 million in exploration expenditures at the DUKE District is being fully funded under the Mineral Property Earn-in Agreement with Boliden Mineral Canada Ltd. (“Boliden”) (see Amarc news release November 22, 2022). Amarc is project operator.

Highlights from the Phase 1 2022-2023 drilling at the DUKE Deposit include:

•	183 m of 0.43% CuEQ* (0.31% Cu, 0.019% Mo, 0.07 g/t Au,1.5 g/t Ag) in hole DK22009**
•	217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) in hole DK22010**
•	30 m of 0.47% CuEQ (0.36 % Cu, 0.015% Mo, 0.06 g/t Au, 3.2 g/t Ag) in hole DK23012
•	30 m of 0.43% CuEQ (0.31% Cu, 0.014% Mo, 0.09 g/t Au, 1.6 g/t Ag), and 33 m of 0.44% CuEQ (0.20% Cu, 0.053% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK23015
•	82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) in hole DK23022
•	36 m of 0.47% CuEQ (0.34% Cu, 0.024% Mo, 0.06 g/t Au, 1.5 g/t Ag) in hole DK23024
•	33 m of 0.40% CuEQ (0.30% Cu, 0.017% Mo, 0.05 g/t Au, 1.5 g/t Ag) in hole DK23026

* Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Au US$1,800.00/oz and Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag.

** Holes DK22009 and DK22010 were previously reported in Amarc releases dated January 26, 2023 and February 15, 2023, respectively

Significance of the DUKE Deposit drilling

Of the 24 Phase 1 holes drilled, 16 widely-spaced drill holes (7,552 m) were completed to further delineate the DUKE Deposit. These holes have increased the size of the DUKE Deposit porphyry Cu–Mo-Ag-Au system, and also Amarc’s understanding of the controls on mineralization in the DUKE District. An exploration template has been developed to effectively screen and advance the additional 16 priority exploration targets within the extensive 678 km2 DUKE District tenure. This rapid advance in understanding the controls on mineralization at the DUKE Deposit provides a higher probability of success in these regional target areas.

Drill holes at the DUKE Deposit were sited on a nominal 200 m grid as step-outs from previous Amarc drilling. These holes confirmed that the DUKE Deposit extends to depths of at least 600 m, and also expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west (Figures 1 and 2, and Tables 1 and 2). In addition, on-going detailed geological interpretation and modelling indicates strong potential for further expansion of the deposit laterally, and especially to the east. A notable characteristic of the porphyry Cu-Mo-Ag-Au mineralization in these widely-spaced holes is the presence of zones of higher grade mineralization within broader envelopes of comparatively moderate grade. Significant potential exists with further drilling, for the definition of internal higher grade zones.

The DUKE Deposit consists of a series of Babine porphyry intrusions which were emplaced into volcanic and sedimentary rocks. The resulting contact zones are characterized by elevated Cu–Mo grades, often over several tens of metres in width, in both the intrusions and the adjacent volcanic and sedimentary rocks. The extension of significant Cu–Mo mineralization from the intrusions into the enclosing volcanic and sedimentary rocks greatly expands the DUKE Deposit volume potential.

Figure 1: DUKE Deposit is located within a 4.7 km2 IP Chargeability Anomaly Indicating a Sizeable Mineralized System

Figure 2: DUKE Deposit 2022-2023 Drill Campaign: Confirming Deposit Scale and Depth Potential of Mineralization that Remains Open to Expansion

Drill testing of the 4.7 km2 mineralized system surrounding the DUKE Deposit

Amarc also completed eight Phase 1 core holes (3,534 m) outside of the DUKE Deposit but within the surrounding mineralized system as outlined by a 4.7 km2 IP chargeability anomaly (Figure 1). These widely-spaced (300 m to 500 m apart) drill holes tested a series of geophysical and geological targets. Notably, drill hole DK23012, located 500 m northwest of the DUKE Deposit, returned a significant 30 m intercept of 0.47% CuEQ (0.36% Cu, 0.015% Mo, 0.06 g/t Au and 3.2 g/t Ag) from 264 m. This intercept represents an important target for follow-up drilling. Ongoing data interpretation and modelling is aimed at vectoring outward from the DUKE Deposit toward this target, and other zones of mineralization within the overall mineralized system.

DUKE District exploration program

Amarc recently completed an extensive 5,759 line-km, helicopter-supported high-resolution aeromagnetic survey covering an area in excess of 500 km2 over the DUKE District, which builds on previous Amarc and historical aeromagnetic coverage. The very informative results of this survey are being integrated in to the comprehensive District-wide exploration program that is underway to define multiple porphyry Cu-Au deposit drill targets.

In addition, a very extensive surface exploration program has commenced with a logistics team, and three geological mapping, three geophysical and three geochemical sampling crews now on-site. The goal of these surveys is to establish well defined drill targets for winter 2023-2024 drilling. Some initial 16 prospective deposit target areas have been selected based on Amarc’s comprehensive compilation of government and historical data over the entire District. The compilation clearly highlighted the surprisingly low exploration maturity of the productive Babine porphyry Cu-Au region and provided a new interpretation of its geological, geochemical and geophysical characteristics. Also, as mentioned above, Amarc’s 2022-2023 drilling at the DUKE Deposit has provided important new information about porphyry deposit exploration footprints in the region.

2

Table 1: DUKE 2022-2023 Assay Results

DUKE Deposit Drill Holes

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK22009	0	-90	551		9.40	551.00	541.60	0.33	0.24	0.016	0.04	1.2
				Incl.	9.40	247.62	238.22	0.39	0.29	0.016	0.06	1.4
				and	65.00	247.62	182.62	0.43	0.31	0.019	0.07	1.5
				and	122.00	247.62	125.62	0.52	0.38	0.024	0.08	1.8
				and	128.00	161.00	33.00	0.59	0.42	0.028	0.10	1.8
				and	176.00	245.00	69.00	0.57	0.42	0.023	0.09	2.1
				Incl.	289.88	376.90	87.02	0.36	0.25	0.020	0.05	1.5
				and	289.88	336.87	46.99	0.43	0.31	0.022	0.06	1.7
				Incl.	406.12	551.00	144.88	0.31	0.22	0.018	0.03	1.1
				and	412.00	488.00	76.00	0.38	0.28	0.018	0.04	1.4
				and	412.00	434.00	22.00	0.42	0.31	0.022	0.04	1.5
				and	459.54	488.00	28.46	0.41	0.30	0.018	0.05	1.5
DK22010	0	-90	566		8.63	566.00	557.37	0.36	0.25	0.018	0.06	1.4
				Incl.	8.63	317.56	308.93	0.42	0.31	0.017	0.08	1.8
				and	101.00	317.56	216.56	0.45	0.33	0.018	0.08	1.5
				and	185.00	206.00	21.00	0.48	0.38	0.012	0.08	1.6
				and	243.45	300.75	57.30	0.68	0.50	0.027	0.13	2.0
				Incl.	338.00	368.00	30.00	0.49	0.33	0.030	0.08	1.3
DK23013	0	-90	576		255.00	261.00	6.00	0.30	0.24	0.008	0.04	0.9
					273.00	294.00	21.00	0.23	0.18	0.006	0.03	0.9
					517.85	528.00	10.15	0.22	0.17	0.006	0.04	0.9
DK23015	0	-50	546		7.70	75.00	67.30	0.35	0.25	0.012	0.07	1.5
				Incl.	21.00	51.00	30.00	0.43	0.31	0.014	0.09	1.6
					231.00	261.00	30.00	0.21	0.16	0.004	0.06	0.8
					339.00	372.00	33.00	0.44	0.20	0.053	0.06	1.3
DK23017	248	-50	262.83		25.92	128.00	102.08	0.17	0.14	0.005	0.02	0.6
				Incl.	25.92	55.70	29.78	0.23	0.18	0.006	0.04	0.7
				and	34.00	49.00	15.00	0.28	0.21	0.008	0.07	0.7
DK23018	0	-90	519		4.89	117.00	112.11	0.16	0.13	0.004	0.03	0.6
				Incl.	9.00	45.00	36.00	0.23	0.18	0.009	0.04	0.8
DK23019	0	-90	570		15.85	77.00	61.15	0.28	0.23	0.008	0.02	1.1
				Incl.	15.85	24.00	8.15	0.49	0.41	0.010	0.04	2.1
				Incl.	45.00	62.00	17.00	0.33	0.28	0.008	0.03	1.2
					207.00	346.00	139.00	0.17	0.13	0.008	0.02	0.7
				Incl.	251.00	267.00	16.00	0.25	0.21	0.004	0.02	1.5
					381.00	570.00	189.00	0.20	0.14	0.013	0.02	0.6
				Incl.	396.00	409.84	13.84	0.26	0.17	0.020	0.03	0.9
				Incl.	453.00	491.00	38.00	0.22	0.15	0.016	0.02	0.8
				Incl.	512.00	570.00	58.00	0.22	0.17	0.011	0.02	0.5

3

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK23020	0	-90	540		10.07	180.00	169.93	0.26	0.20	0.009	0.04	0.9
				Incl.	13.16	45.00	31.84	0.29	0.22	0.009	0.04	1.0
				Incl.	90.00	123.00	33.00	0.27	0.22	0.009	0.03	1.0
				Incl.	135.00	165.00	30.00	0.38	0.30	0.013	0.05	1.0
					258.00	450.00	192.00	0.19	0.13	0.008	0.04	0.7
				Incl.	345.00	366.00	21.00	0.24	0.19	0.006	0.03	0.9
					516.00	528.00	12.00	0.31	0.20	0.013	0.10	0.9
DK23021	88	-45	615		160.00	375.00	215.00	0.21	0.16	0.007	0.03	1.2
				Incl.	261.00	334.15	73.15	0.33	0.26	0.009	0.04	2.4
				and	279.00	309.00	30.00	0.49	0.39	0.012	0.07	1.9
DK23022	0	-90	600.62		27.01	196.50	169.49	0.33	0.25	0.014	0.05	0.9
				Incl.	50.00	165.00	115.00	0.38	0.28	0.017	0.06	1.0
				and	62.00	144.50	82.50	0.41	0.30	0.017	0.06	1.1
					231.50	439.87	208.37	0.20	0.15	0.010	0.02	0.9
				Incl.	233.63	272.00	38.37	0.29	0.23	0.011	0.03	1.0
					515.95	600.62	84.67	0.26	0.19	0.013	0.03	1.2
				Incl.	518.20	544.00	25.80	0.34	0.26	0.012	0.04	1.6
DK23023	88	-45	385.15		15.40	123.09	107.69	0.19	0.15	0.005	0.03	0.8
					21.00	42.00	21.00	0.24	0.19	0.008	0.04	0.7
					102.00	117.00	15.00	0.33	0.28	0.003	0.05	2.2
DK23024	0	-90	188.18		10.20	56.00	45.80	0.32	0.24	0.012	0.04	1.1
				Incl.	10.20	21.00	10.80	0.41	0.32	0.013	0.06	1.3
					117.64	153.40	35.76	0.47	0.34	0.024	0.06	1.5
DK23025	0	-90	147	No significant intercepts
DK23026	0	-90	600		12.15	55.80	43.65	0.31	0.24	0.010	0.04	1.1
					12.15	27.00	14.85	0.38	0.30	0.012	0.05	1.3
					120.34	153.16	32.82	0.40	0.30	0.017	0.05	1.5
					268.24	600.00	331.76	0.25	0.18	0.014	0.02	0.8
				Incl.	268.24	288.27	20.03	0.41	0.30	0.022	0.04	1.3
				Incl.	405.00	522.40	117.40	0.28	0.20	0.014	0.03	0.8
				and	429.00	444.44	15.44	0.39	0.28	0.021	0.04	1.0
				Incl.	543.00	567.00	24.00	0.37	0.30	0.010	0.04	1.2
DK23027	268	-45	324		29.00	71.95	42.95	0.27	0.20	0.012	0.04	1.0
DK23028	88	-75	561		103.65	323.74	220.09	0.23	0.15	0.017	0.03	0.9
				Incl.	216.00	273.00	57.00	0.27	0.19	0.018	0.02	0.8
					381.00	438.61	57.61	0.20	0.12	0.016	0.02	0.7
				Incl.	419.14	431.79	12.65	0.29	0.20	0.017	0.03	1.2
					471.54	561.00	89.46	0.16	0.11	0.011	0.02	0.6

4

Initial Test Drills Holes into the Broader 4.7 km2 Mineralized System

Drill Hole[5]	Azim. (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK23011	90	-60	524	No significant intercepts
DK23012	90	-50	416		192.00	297.00	105.00	0.26	0.16	0.008	0.10	1.4
				Incl.	243.00	294.00	51.00	0.34	0.26	0.012	0.04	2.2
				and	264.00	294.00	30.00	0.47	0.36	0.015	0.06	3.2
DK23014	270	-61	497		14.62	56.00	41.38	0.18	0.12	0.007	0.06	0.7
				Incl.	17.00	29.00	12.00	0.24	0.14	0.006	0.13	0.9
					158.00	185.00	27.00	0.16	0.11	0.005	0.05	0.8
DK23016	90	-45	500	No significant intercepts
DK23029	90	-45	350	No significant intercepts
DK23030	268	-45	462	No significant intercepts
DK23031	268	-45	386	No significant intercepts
DK23032	268	-45	399	No significant intercepts

>0.30% CuEQ
0.15 - 0 30% CuEQ

Notes:

1. Widths reported are drill widths, such that true thicknesses are unknown.

2. All assay intervals represent length-weighted averages.

3. Some figures may not sum exactly due to rounding.

4. Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., Ag US$24/oz. and Mo US$15/lb and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)) + ((Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb.) / Cu $ per lb.)).

5. The collar locations in UTM NAD83, Zone 9N coordinates for drill holes are listed in Table 2.

About the DUKE District

Amarc’s DUKE District is located 80 km northeast of Smithers within the Babine Region, one of the most mineralized porphyry belts in BC.  It hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Morrison Cu-Au deposit.  Significant potential exists for discovery of new large porphyry Cu deposits.  Infrastructure servicing the former mines and the very active forestry and exploration industries is nearby.  There is an extensive network of forest roads and much of the Duke District is road accessible.

5

Central to Amarc’s extensive DUKE District mineral tenure is the DUKE Cu-Mo-Au-Ag Deposit discovery, located 30 km north of the former Bell Mine.  Although explored historically, the extensive porphyry Cu system at the DUKE discovery was not fully delineated.  Many of the 21 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Au-Ag mineralization within a small portion of a robust, 4.7 km2 IP chargeability anomaly. In 2017 and 2018, Amarc completed seven core holes over an area measuring approximately 400 m north-south by 600 m east-west (see Amarc releases December 19, 2017 and June 12, 2018) at the DUKE Deposit, successfully intersecting porphyry copper-style mineralization to a vertical depth of 360 m.   This mineralization remained open to expansion.  The eighth hole, drilled one kilometre to the north within the 4.7 km2 sulphide mineral system, intersected similar porphyry Cu-Mo-Ag-Au mineralization. Extensive widely spaced drilling in 2022-2023 has expanded the deposit in all directions to a footprint of 650 m north-south by 800 m east-west, and has highlighted additional potential for expansion of the Deposit, delineation of zones of higher grade within it, and for discovery of additional mineralization within the surrounding mineralized system.

In addition, Amarc has completed a comprehensive compilation of government and historical data over the entire 678 km2 DUKE District claim holdings.  This detailed scientific work has provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, and identified 16 previously unrecognized porphyry Cu deposit-scale targets with exciting potential (see May 6, 2020 news release). The databases compiled and leveraged for this work were extensive: they include data from the BC Geological Survey, Geoscience BC, numerous historical industry workers and Amarc. The targeting study covered an area 140 km by 110 km (15,400 km2). Datasets include >2,300 regional geochemical samples, 116,344 line-km of airborne magnetic and radiometrics, and 25,500 line-km of aerogravity.

Further information on the historical and Amarc’s modern exploration activities in the DUKE District are described in the Company’s DUKE Project 2020 Technical Report available on the website at https://amarcresources.com/projects/duke-project/technical-report/ .

In November 2022, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies (see Amarc release November 22, 2022).  Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by funding $90 million exploration and development expenditures.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

6

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person (“QP”) as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc’s Vice President, Exploration.

Quality Assurance/Quality Control Program

The QP supervised the drill program, and also oversaw the location of the drill holes together with the logging and sampling of the core.

Amarc drilled NQ size core in the 2022-23. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from the DUKE drilling were sent to ALS Canada Ltd., North Vancouver, Canada, an ISO/IEC 17025:2017 accredited facility, for preparation and analysis. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

7

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Table 2: 2022-2023 Drill Hole Information

Drill Hole	Easting	Northing	EOH (m)	Azimuth (°)	Dip (°)
DK22009	679,708	6,125,651	551	0	-90
DK22010	679,893	6,125,592	566	0	-90
DK23011	679,155	6,126,001	524	90	-60
DK23012	679,041	6,126,296	416	90	-50
DK23013	679,710	6,125,790	576	0	-90
DK23014	678,740	6,126,600	497	270	-61
DK23015	679,886	6,125,593	546	0	-50
DK23016	678,703	6,126,892	500	90	-45
DK23017	679,649	6,125,389	263	248	-50
DK23018	679,853	6,125,396	519	0	-90
DK23019	679,650	6,125,389	570	0	-90
DK23020	679,985	6,125,219	540	0	-90
DK23021	679,855	6,125,396	615	88	-45
DK23022	679,503	6,125,593	601	0	-90
DK23023	679,985	6,125,219	385	90	-45
DK23024	679,650	6,125,523	188	0	-90
DK23025	679,822	6,125,191	147	0	-90
DK23026	679,649	6,125,523	600	0	-90
DK23027	679,503	6,125,593	324	268	-45
DK23028	679,402	6,125,790	561	88	-75
DK23029	680,027	6,124,898	350	90	-45
DK23030	679,696	6,125,991	462	268	-45
DK23031	679,484	6,126,795	386	268	-45
DK23032	679,447	6,126,601	399	268	-45

8

Figure 1: DUKE Deposit is located within a 4.7 km2 IP Chargeability Anomaly Indicating a Sizeable Mineralized System

9

Figure 2: DUKE Deposit 2022-2023 Drill Campaign: Confirming Deposit Scale and Depth Potential of Mineralization that Remains Open to Expansion

10